UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(AMENDMENT NO. 1)*

Highbury Financial Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

42982Y109

(CUSIP Number)

R. Bruce Cameron c/o Berkshire Capital Securities LLC 535 Madison Avenue, 19th Floor New York, New York 10022 Tel No. (212) 207-1000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 12, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

This Amendment No. 1, which describes the Agreement and Plan of Merger, dated as of December 12, 2009, among Affiliated Managers Group, Inc., Manor LLC and Highbury Financial Inc. and the Voting Agreements entered into in connection therewith, amends and supplements the Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission on October 14, 2009 by R. Bruce Cameron (“Cameron”) and Broad Hollow LLC, a Delaware limited liability company (“Broad Hollow” and, together with Cameron, the “Reporting Persons”) relating to the beneficial ownership of the common stock, par value $0.0001 per share (the “Common Stock”), of Highbury Financial Inc., a Delaware corporation (the “Issuer”). From and after the date hereof, all references in the Schedule 13D to the “Schedule 13D” or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

ITEM 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Merger Agreement

On December 12, 2009, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Affiliated Managers Group, Inc., a Delaware corporation publicly traded on the New York Stock Exchange (“AMG”), Manor LLC, a newly formed Delaware limited liability company and a wholly-owned subsidiary of AMG (“Merger Sub”), and the Issuer, pursuant to which the Issuer will merge with and into the Merger Sub (the “Merger”). Following the Merger, the separate corporate existence of the Issuer will cease and Merger Sub will continue as the surviving limited liability company under the name “Manor LLC” and be the wholly-owned subsidiary of AMG.

The foregoing description of the Merger Agreement is qualified in its entirety by the Merger Agreement which is attached hereto as Exhibit 2 and is incorporated herein by reference.

In connection with the closing of the Merger, Mr. Cameron has agreed to resign as a director of the Issuer effective as of the closing of the Merger.

Voting Agreement

Concurrent with, and as a condition to, the execution and delivery of the Merger Agreement, each of the Reporting Persons entered into a Voting Agreement with AMG and Merger Sub (the “Voting Agreements”). Pursuant to the Voting Agreements, each of the Reporting Persons agreed to vote or cause to be voted any (i) shares of Common Stock, (ii) shares of Series B Preferred Stock, (iii) rights to purchase shares of Series A preferred stock, $0.0001 par value per share, of the Issuer and (iv) securities exchangeable, exercisable or convertible into Common Stock held by him or it (collectively, the “Securities”) and entitled to vote in favor of the adoption of the Merger Agreement. Under the terms of the Voting Agreements, each of the Reporting Persons granted AMG an irrevocable proxy with respect to the Securities held by him or it which entitles AMG to vote such Securities in favor of the adoption of the Merger Agreement.

Pursuant to the Voting Agreements, each of the Reporting Persons agreed not to, among other things, sell, transfer, assign, pledge, hypothecate, tender, encumber or otherwise dispose of or limit their right to vote in any manner any of the Securities held by him or it (subject to limited exceptions set forth in the Voting Agreements) or knowingly take any action which would have the effect of preventing or disabling him or it from performing his or its obligations under the Voting Agreement. The Reporting Persons also agreed not to solicit, negotiate or enter into an alternative transaction involving the Issuer with another party.

The Voting Agreements will terminate upon the earliest to occur of (i) the closing of the Merger, (ii) any termination of the Merger Agreement in accordance with its terms, and (iii) any amendment of the Merger Agreement that adversely impacts the Reporting Persons in any material respect, without the prior written consent of the Reporting Persons.

The foregoing description of the Voting Agreements is qualified in its entirety by the Voting Agreements which are attached hereto as Exhibits 3 and 4 and are incorporated herein by reference.

The shares of Common Stock held by the Reporting Persons were acquired for the purpose of investment. Except as described in this Item 4, the Reporting Persons have no present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change to the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any actions similar to any of those enumerated above.

ITEM 5. Interest in Securities of the Issuer.

Item 5 is hereby supplemented as follows:

(b)	Voting and Dispositive Power:

Mr. Cameron has sole dispositive power with respect to 222,501 shares of Common Stock. The Reporting Persons have shared dispositive power with respect to 1,001,250 shares of Common Stock. By virtue of the Voting Agreements described in Item 4 above, the Reporting Persons and AMG may be deemed to share the power to vote the shares of Common Stock held by the Reporting Persons. The Reporting Persons disclaim membership in a group with AMG and disclaim beneficial ownership of any shares of Common Stock held by AMG.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby supplemented as follows:

The description of the Voting Agreements set forth in Item 4 above is incorporated herein by reference.

The Reporting Persons have executed a Jointing Reporting Agreement dated December 15, 2009, which is attached hereto as Exhibit 5 and incorporated herein by reference, pursuant to which they have agreed to file one joint statement on behalf of all of them with respect to the subject matter of this Schedule 13D.

Except for the agreements described above, to the best knowledge of each of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 and any other person, with respect to the securities of the Issuer.

ITEM 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:
Exhibit No.	Description
Exhibit 1 (1)	Exchange Agreement, dated October 5, 2009, among Broad Hollow LLC and White Sand Investor Group, L.P.
Exhibit 2 (2)	Agreement and Plan of Merger, dated December 12, 2009, by and among Affiliated Managers Group, Inc., Manor LLC and Highbury Financial Inc.
Exhibit 3**	Voting Agreement, dated as December 12, 2009, between Affiliated Managers Group, Inc., Manor LLC and R. Bruce Cameron.
Exhibit 4**	Voting Agreement, dated as December 12, 2009, between Affiliated Managers Group, Inc., Manor LLC and Broad Hollow LLC.
Exhibit 5**	Joint Reporting Agreement dated December 15, 2009 among the Reporting Persons.

** Filed herewith.

(1) Incorporated by reference to the Schedule 13D filed by the Reporting Persons with the SEC on October 14, 2009.

(2) Incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer with the SEC on December 14, 2009.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: December 15, 2009

/s/ R. Bruce Cameron

R. Bruce Cameron

Broad Hollow LLC

By: /s/ R. Bruce Cameron

Name: R. Bruce Cameron
Title:	Managing Member

Exhibit 5

JOINT REPORTING AGREEMENT

In consideration of the mutual covenants herein contained, pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the parties hereto represents to and agrees with the other parties as follows:

1.

Such party is eligible to use and file the statement on Schedule 13D pertaining to the Common Stock, $0.0001 par value per share, of Highbury Financial Inc., a Delaware corporation, to which this Joint Reporting Agreement is attached as an exhibit for the purpose of filing of the information contained herein.

2.

Such party is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, PROVIDED that no such party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

3.	Such party agrees that such statement is being filed by and on behalf of each of the parties identified herein, and that any amendment thereto will be filed on behalf of each such party.

This Joint Reporting Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

Dated: December 15, 2009

/s/ R. Bruce Cameron

R. Bruce Cameron

Broad Hollow LLC

By: /s/ R. Bruce Cameron

Name: R. Bruce Cameron
Title:	Managing Member